Filed Pursuant to Rule 433

Dated March 2, 2006

Registration No. 333-122031

On February 28, 2006, Central Garden & Pet Company (the “Company”) completed the acquisition of all of the outstanding shares of capital stock of Farnam Companies, Inc., an Arizona corporation (“Farnam”) for approximately $287 million (subject to certain post-closing adjustments) plus $4.1 million for the purchase of related real property from an affiliate of Farnam (the “Acquisition”).

For the fiscal year ended November 30, 2005, Farnam reported sales of $165.8 million, income before provision for income taxes of $20.8 million, and net income of $20.7 million.

On February 28, 2006, the Company entered into a Credit Agreement with JPMorgan Chase Bank, National Association, as Administrative Agent, Bank of America, N.A., as Syndication Agent, CIBC World Markets Corp., Suntrust Bank and Union Bank of California, N.A., as Co-Documentation Agents, J.P. Morgan Securities Inc. and Banc of America Securities LLC, as Joint Bookrunners and Joint Lead Arrangers, and the other parties thereto (the “Credit Agreement”). The credit facilities provided for under the Credit Agreement consist of a $350,000,000 5-year senior secured revolving credit facility and a $300,000,000 7-year senior secured Term Loan B facility (together, the “Facilities”). Interest on the term loan is based on a rate equal to LIBOR + 1.50% or the prime rate plus 0.50%, at the Company’s option. Interest on the revolving credit facility is based on a rate equal to prime plus a margin, which fluctuates from 0.0% to 0.25% or LIBOR plus a margin which fluctuates from 0.75% to 1.375%, determined quarterly based on consolidated total debt to consolidated EBITDA for the most recent trailing 12-month period.

The Facilities are guaranteed by the Company’s material subsidiaries and are secured by a lien on the Company’s assets, excluding real property and including substantially all of the capital stock of the Company’s subsidiaries. The Facilities contain financial and other covenants, including, but not limited to, limitations on liens and indebtedness as well as the maintenance of a minimum interest coverage ratio and a maximum total leverage ratio. Additionally, although the Company has not paid any cash dividends on its common stock in the past and does not anticipate paying any such cash dividends in the foreseeable future, the Facilities restrict its ability to pay such dividends. A violation of these covenants or the occurrence of certain other events could result in a default permitting the termination of the lenders’ commitments under the Credit Agreement and/or the acceleration of any loan amounts then outstanding.

The Company’s total debt on a pro forma basis after giving effect to the Acquisition and the new Credit Agreement and the borrowings thereunder as of February 28, 2006 increased from approximately $323.3 million to $702.8 million. The Company’s interest expense for the twelve months ended December 24, 2005 was $21.1 million. After giving pro forma effect to the borrowings under the new Credit Agreement, assuming the borrowings had been made as of the beginning of the twelve months, interest expense would have been $40.5 million. The Company intends to apply the net proceeds from the offering of its common stock to the reduction of borrowings under the new Credit Agreement.

Filed Pursuant to Rule 433

Dated March 2, 2006

Registration No. 333-122031

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send to you the prospectus if you request it by calling toll-free 1-800-294-1322 or you may e-mail a request to dg.prospectus_distribution@bofasecurities.com.